NexGen Expands High-Grade Subdomain Vertical Extent by 17% to 644 m and Intersects
Continuous Strong Mineralization Across Patterson Corridor East (PCE) while Adding Fifth
Drill to Advance Optimally

Highlights:

  Vertical extent of high-grade subdomain increased by 94 m to 644 m with RK-26-293 intersecting cumulative 4.7 m of >10,000 cps, including 0.1 m of >61,000 cps at 930 m depth.
  Down plunge test hole, RK-26-290c1, intersected multiple stacked uranium veins across 40 m of the high-grade subdomain intersecting cumulative 19.5 m of >10,000 cps including 12.9 m of >10,000 cps that surrounds 5.2 m of >61,000 cps.
  Internal continuity strong throughout highlighted by RK-26-294 intersecting cumulative 6.9 m of >10,000 cps including 3.1 m of >61,000 cps located 27 m up dip of RK-24-222 (17.0 m at 3.85% U3O8).
  Holes RK-26-290c1 and RK-26-294 represent the two best holes for 2026 to date, and rank as the best and third best holes, based on cumulative >61,000 cps, intersected at PCE since discovery.
  Additionally, the up dip high-grade subdomain expanded by 50 m in RK-26-296 that returned cumulative 3.5 m of >10,000 cps including 0.4 m of >61,000 cps.
  NexGen adding a fifth drill rig to continue to advance PCE optimally.

Vancouver, BC, August 25, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) announces results from the early portion of 2026 summer drilling at PCE which expanded the high-grade subdomain both up and down dip while continuing to demonstrate strong internal continuity of intense high-grade mineralization (Figures 1 and 2, Table 1).

High-grade uranium mineralization now extends to 930 m with hole RK-26-293 intersecting cumulative 4.7 m of >10,000 cps including 0.1 m of >61,000 cps.  This hole expanded the vertical extent by 94 m, a 17% increase to 644 m. This zone of intense mineralization is accompanied by strong, broad hydrothermal alteration with notable potential for additional mineralized continuation nearby and below (Figures 1 and 2). The strike extent remains at 210 m as recent tests primarily focused on confirmation of deep-seated interpretations.

RK-26-290c1 designed as a down-plunge test in hole delivered a dual purpose as a test across the full extent of the previous known mineralized footprint of PCE in order to understand the geometry, continuity and extents of high-grade zones within the overall mineralization. This hole intersected multiple stacked uranium veins across 40 m of the high-grade subdomain with cumulative 19.5 m of >10,000 cps including 12.9 m of >10,000 cps that surrounds 5.2 m of >61,000 cps.  This is the best hole to date at PCE based on >61,000 cps. Advancement of the model was optimized with confirmation of interpretations as well as critical identification of repeating, mineralization-controlling structural disruptions.

RK-26-294 delivered confirmation of strong internal continuity of intense mineralization intersecting cumulative 6.9 m of >10,000 cps including 3.1 m of >61,000 cps located 27 m along strike of RK-24-222 (17.0 m at 3.85% U3O8)  (Figures 1 to 4).  Together with RK-26-290c1, these holes combined represent the two best holes drilled to date in 2026.

Additional new drilling shown in Figures 1 and 2, and Table 1, tested the mineralized extents and key areas within the high-grade subdomain. These holes provided crucial geological orientation information that influences extents of the model, in particular the high-grade component. An example being RK-26-296 with cumulative 3.5 m of >10,000 cps including 0.4 m of >61,000 cps that expanded the shallowest portion of PCE by 50 m along strike. Overall, the bulk of high-grade subdomain mineralization at PCE is 70 m shallower than the A2 High-Grade (HG) Zone.

Jason Craven, Vice President of Exploration, commented: "Growth of the high-grade subdomain continues to exceed expectations with expansions across the areas of focus with mineralization still open in most directions. Establishing clear connectivity between intense high-grade intersections with RK-26-290c1 and RK-26-294, which both hit broad zones of intense uranium mineralization is a material advancement of this discovery. In addition, RK-26-293 is extremely exciting as it has expanded the high-grade subdomain by 94 m and opened this area up for potential high-impact growth of this high-grade mineralization."

Leigh Curyer, Chief Executive Officer, commented: "Given today's results at PCE, the team is adding a fifth drill rig for the remainder of the 2026 program. In parallel, with construction of the Rook I Project, the team is delivering on multiple fronts and simultaneously expanding the long-term growth profile of NexGen as a world leader in the provision of this key energy fuel."

Drilling at PCE recommenced on May 28, 2026 and to date in 2026 a total of 20,138.7 m has been completed of the planned 42,000 m, focusing on high-grade growth and expansion of mineralization. Eleven drillholes this summer totalling 7,425.2 m have further tested the mineralization at PCE. NexGen has added a fifth drill rig to continue to advance this uranium discovery optimally. Additional tests of the parallel trend at PCE are planned as part of the remainder of summer drilling. Samples from 2026 drilling are continuously submitted to the independent Saskatchewan Research Council Geoanalytical Laboratory (SRC), with results to follow.

Figure 1: Interpreted 3D model of PCE shown looking northwest (across strike) and northeast (along strike); RK-26-290c1, RK-26-293, and RK-26-294 intersections outlined in purple; mineralization remains open, particularly below entire high-grade subdomain

Figure 2: Interpreted model of mineralization at PCE (as of this release); new holes emphasized by larger diameter pierce points and bold labels with the trace of down plunge test in dashed black; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 3: Core photo from RK-26-294 displays cumulative 3.1 m of off-scale (>61,000 cps) uranium mineralization between 656.9 and 665.4 m down hole; yellow outlines >1,000 cps, red outlines >10,000 cps, >61,000 cps outlined in purple

Figure 4: Core photo from RK-26-290c1 displays cumulative 5.2 m of off-scale (>61,000 cps) uranium mineralization between 451.4 and 491.4 m down hole; yellow outlines >1,000 cps, red outlines >10,000 cps, >61,000 cps outlined in purple

Table 1: Spectrometer results since April 22, 2026 release

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azim uth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-26-285c1	275	-72	858	N/A	791.5	792.0	0.5	<500 - 670
					794.5	795.0	0.5	<500
					796.0	797.0	1.0	<500
					797.0	797.5	0.5	5600 - 41000
					797.5	797.6	0.1	11000 - 31000
					797.6	797.7	0.1	>61000
					797.7	798.0	0.3	11000 - 31000
					798.0	798.5	0.5	1400 - 4160
					798.5	799.0	0.5	800 - 4200
					799.0	799.5	0.5	<500 - 570
					799.5	800.0	0.5	<500 - 1250
					800.0	800.5	0.5	1150 - 3980
					800.5	801.0	0.5	680 - 1110
					801.0	801.5	0.5	<500 - 1120
					801.5	802.0	0.5	510 - 780
					802.0	802.5	0.5	<500 - 1500
					802.5	803.0	0.5	<500 - 530
					803.0	803.5	0.5	<500 - 530
					803.5	804.0	0.5	800 - 3250
					804.0	804.5	0.5	860 - 4020
					804.5	805.0	0.5	770 - 2120
					805.0	805.5	0.5	870 - 2140
					805.5	806.0	0.5	<500 - 2560
					806.0	806.5	0.5	910 - 2660
					806.5	807.0	0.5	<500 - 4700
					807.0	807.5	0.5	<500 - 670
					807.5	808.0	0.5	<500 - 4730
					808.0	808.5	0.5	<500 - 7210
					808.5	809.0	0.5	3700 - 10000
					809.0	809.5	0.5	920 - 4450
					810.0	810.5	0.5	<500
					810.5	811.0	0.5	<500 - 640
					811.0	811.5	0.5	510 - 1080

					811.5	812.5	1.0	<500
					812.5	813.0	0.5	<500 - 1850
					813.0	813.5	0.5	<500
					823.0	823.5	0.5	<500 - 2550
RK-26-290	59	-75	519	N/A	338.0	338.5	0.5	<500 - 710
					338.5	339.0	0.5	<500 - 700
					346.0	346.5	0.5	<500
					346.5	347.0	0.5	<500 - 900
					347.0	347.5	0.5	<500 - 960
					353.5	354.0	0.5	<500
					355.0	356.0	1.0	<500
					356.0	356.5	0.5	<500 - 750
					356.5	357.0	0.5	<500 - 780
					357.0	357.5	0.5	<500 - 530
					357.5	358.0	0.5	<500 - 620
					358.0	358.5	0.5	1000 - 3300
					358.5	359.0	0.5	<500 - 940
					359.0	359.5	0.5	<500 - 1400
					360.0	360.5	0.5	<500 - 1100
					360.5	361.0	0.5	1030 - 11000
					361.0	361.5	0.5	<500 - 1250
					362.5	363.0	0.5	<500
					363.0	363.5	0.5	<500 - 1100
					363.5	364.0	0.5	<500 - 880
					364.0	364.5	0.5	<500
					364.5	365.0	0.5	<500 - 1080
					365.0	365.5	0.5	870 - 3500
					365.5	366.0	0.5	630 - 1570
					366.0	366.5	0.5	850 - 1750
					366.5	367.0	0.5	630 - 2770
					367.0	367.5	0.5	<500 - 5300
					367.5	368.0	0.5	<500 - 810
					368.0	369.0	1.0	<500
					369.0	369.5	0.5	<500 - 890
					369.5	370.0	0.5	<500 - 770
					370.0	370.5	0.5	<500 - 530
					371.5	372.0	0.5	<500
					372.0	372.5	0.5	<500 - 1020

372.5	374.5	2.0	<500
378.5	379.0	0.5	<500 - 1800
379.0	379.5	0.5	<500 - 2040
379.5	380.0	0.5	<500 - 510
380.0	380.5	0.5	<500 - 550
381.0	381.5	0.5	<500 - 680
382.0	383.0	1.0	<500
383.0	383.5	0.5	<500 - 860
383.5	384.0	0.5	<500
384.0	384.5	0.5	<500 - 540
384.5	385.0	0.5	<500
387.5	388.5	1.0	<500
389.0	385.5	0.5	<500
392.5	393.0	0.5	<500 - 1160
393.0	393.5	0.5	<500
395.5	396.0	0.5	<500
397.0	397.5	0.5	<500 - 660
397.5	398.0	0.5	<500
404.5	405.0	0.5	<500
406.0	406.5	0.5	<500
414.0	414.5	0.5	<500 - 770
414.5	415.5	1.0	<500
416.0	416.5	0.5	<500
416.5	417.0	0.5	<500 - 640
417.0	417.5	0.5	<500
417.5	418.0	0.5	<500 - 620
418.0	418.5	0.5	<500 - 760
418.5	419.0	0.5	<500
419.0	419.5	0.5	<500 - 920
419.5	420.5	1.0	<500
427.0	427.5	0.5	<500
428.0	429.0	1.0	<500
429.5	430.0	0.5	<500 - 680
430.0	430.5	0.5	590 - 3140
430.5	431.0	0.5	<500 - 1770
431.0	432.5	1.5	<500
433.0	434.5	1.5	<500
435.5	436.0	0.5	<500

					436.0	436.5	0.5	<500 - 760
					436.5	437.0	0.5	<500 - 930
					444.5	445.0	0.5	<500 - 640
					445.0	445.5	0.5	<500 - 730
					445.5	446.5	1.0	<500
					447.0	447.5	0.5	<500 - 720
					447.5	448.0	0.5	<500 - 1190
					448.0	448.5	0.5	<500 - 3050
					448.5	449.5	1.0	<500
					450.5	451.0	0.5	<500
					451.0	451.5	0.5	<500 - 690
					451.5	452.0	0.5	<500
					453.0	453.5	0.5	<500
					462.5	463.0	0.5	<500
					465.5	466.0	0.5	<500
					466.0	466.5	0.5	<500 - 1420
					466.5	467.0	0.5	<500 - 1220
					481.0	481.5	0.5	<500
RK-26-290c1	61	-74	1242	N/A	334.5	335.0	0.5	<500
					335.5	336.0	0.5	<500
					342.0	342.5	0.5	600 - 1500
					342.5	343.0	0.5	<500 - 600
					343.0	343.5	0.5	<500 - 600
					343.5	344.5	1.0	<500
					344.5	345.0	0.5	1000 - 7000
					345.0	345.5	0.5	<500 - 600
					345.5	346.0	0.5	1000 - 10000
					346.0	346.5	0.5	700 - 5000
					346.5	347.0	0.5	<500 - 2200
					349.5	350.0	0.5	<500
					350.0	350.5	0.5	<500 - 600
					350.5	351.0	0.5	<500 - 700
					351.0	351.5	0.5	<500 - 700
					354.5	355.0	0.5	<500
					355.5	356.5	1.0	<500
					357.5	359.0	1.5	<500
					359.0	359.5	0.5	700 - 1400
					359.5	360.0	0.5	1000 - 6000

360.0	360.5	0.5	500 - 10000
360.5	362.0	1.5	<500
362.0	362.5	0.5	<500 - 700
363.0	363.5	0.5	<500 - 1800
364.0	364.5	0.5	<500 - 600
364.5	365.0	0.5	<500
365.5	366.5	1.0	<500
367.0	368.5	1.5	<500
368.5	369.0	0.5	<500 - 800
369.0	369.5	0.5	500 - 750
369.5	370.0	0.5	<500
371.0	373.0	2.0	<500
375.0	375.5	0.5	<500
376.5	377.5	1.0	<500
378.0	379.5	1.5	<500
408.0	408.5	0.5	<500
426.5	427.0	0.5	<500 - 1200
429.5	430.0	0.5	<500 - 12100
430.0	430.5	0.5	<500
430.5	431.0	0.5	<500 - 620
431.0	432.0	1.0	<500
432.0	432.5	0.5	<500 - 710
432.5	433.0	0.5	<500 - 910
433.0	433.5	0.5	<500 - 580
440.0	441.0	1.0	<500
445.0	445.5	0.5	<500
447.0	447.5	0.5	<500
448.0	449.0	1.0	<500
449.0	449.5	0.5	<500 - 600
449.5	450.0	0.5	<500
450.5	451.0	0.5	<500 - 700
451.5	452.0	0.5	<500 - 8000
452.0	452.5	0.5	9000 - 35400
452.5	452.7	0.2	>61000
452.7	453.0	0.3	8000 - 11000
453.0	454.1	1.1	>61000
454.1	454.5	0.4	5000 - 51000
454.5	455.0	0.5	500 - 1800

455.0	455.5	0.5	2600 - 5200
455.5	456.0	0.5	1200 - 16100
456.0	456.5	0.5	1300 - 22500
456.5	457.0	0.5	6200 - 17500
457.0	457.5	0.5	7000 - 40000
457.5	458.0	0.5	8000 - 29000
458.0	458.5	0.5	5000 - 26000
458.5	459.0	0.5	1900 - 14800
459.0	459.5	0.5	1400 - 6200
459.5	460.0	0.5	1600 - 8300
460.0	460.5	0.5	2100 - 7900
460.5	461.0	0.5	600 - 17400
461.0	461.5	0.5	2100 - 21100
461.5	462.0	0.5	500 - 3900
462.0	462.5	0.5	2100 - 6800
462.5	463.0	0.5	<500 - 580
463.0	463.5	0.5	800 - 2600
463.5	464.5	1.0	<500
464.5	465.0	0.5	<500 - 600
465.0	465.5	0.5	<500 - 1600
465.5	466.0	0.5	2100 - 16100
466.0	466.5	0.5	1200 - 4500
466.5	467.0	0.5	2100 - 5300
467.0	467.5	0.5	2700 - 5100
467.5	468.0	0.5	<500 - 1300
468.0	468.5	0.5	<500 - 1100
468.5	469.0	0.5	<500 - 1200
469.0	469.5	0.5	700 - 7100
469.5	470.0	0.5	<500 - 1300
470.0	470.5	0.5	<500
470.5	471.0	0.5	1500 - 6500
471.0	471.5	0.5	<500 - 12300
471.5	473.6	2.1	>61000
473.6	474.0	0.4	1400 - 14000
474.0	474.5	0.5	<500
474.5	475.0	0.5	<500 - 4100
475.0	475.5	0.5	<500
475.5	476.0	0.5	<500 - 700

476.0	476.5	0.5	<500
476.5	477.0	0.5	<500 - 14400
477.0	477.5	0.5	<500 - 5100
477.5	478.0	0.5	<500 - 21000
478.0	478.5	0.5	<500
478.5	479.0	0.5	<500 - 1300
479.0	479.5	0.5	<500 - 990
479.5	480.0	0.5	<500 - 780
480.0	480.5	0.5	1400 - 3400
480.5	480.6	0.1	>61000
480.6	480.8	0.2	700 - 11200
480.8	482.5	1.7	>61000
482.5	483.0	0.5	1700 - 27700
483.0	483.5	0.5	<500
483.5	484.0	0.5	5200 - 8200
484.0	484.5	0.5	900 - 11700
484.5	485.0	0.5	1200 - 3700
485.0	485.5	0.5	1200 - 41100
485.5	486.0	0.5	<500 - 2740
486.0	486.5	0.5	500 - 12000
486.5	487.0	0.5	530 - 41600
487.0	487.5	0.5	2000 - 9100
487.5	488.0	0.5	<500 - 11200
488.5	489.0	0.5	<500 - 1900
489.0	489.5	0.5	<500 - 1200
489.5	490.0	0.5	<500
490.0	490.5	0.5	<500 - 3000
490.5	491.0	0.5	<500 - 520
491.0	492.0	1.0	<500
493.0	493.5	0.5	<500
494.5	495.0	0.5	<500
495.0	495.5	0.5	<500 - 540
495.5	496.0	0.5	<500 - 1200
496.0	496.5	0.5	<500 - 840
496.5	497.0	0.5	<500
497.5	498.5	1.0	<500
499.0	499.5	0.5	<500
499.5	500.0	0.5	<500 - 690

500.0	500.5	0.5	<500 - 670
500.5	501.0	0.5	<500 - 2100
501.0	501.5	0.5	<500 - 820
508.5	509.0	0.5	<500
509.0	509.5	0.5	<500 - 780
509.5	510.0	0.5	<500
512.0	513.0	1.0	<500
513.5	514.5	1.0	<500
518.5	519.0	0.5	<500
520.0	520.5	0.5	<500 - 1300
571.5	572.0	0.5	<500
572.0	572.5	0.5	<500 - 610
572.5	573.0	0.5	<500
574.0	574.5	0.5	<500
635.5	636.0	0.5	<500
882.5	883.0	0.5	<500 - 670
886.0	886.5	0.5	<500
887.5	888.0	0.5	<500 - 2040
894.0	896.0	2.0	<500
896.5	897.0	0.5	<500
903.5	904.0	0.5	580 - 1650
904.0	904.5	0.5	540 - 1010
904.5	905.0	0.5	600 - 1340
905.0	905.5	0.5	<500
905.5	906.0	0.5	<500
907.5	908.5	1.0	<500
908.5	909.0	0.5	<500 - 600
910.0	910.5	0.5	<500 - 1210
910.5	911.0	0.5	<500 - 1150
916.5	917.0	0.5	<500 - 730
919.0	919.5	0.5	<500
920.0	924.0	4.0	<500
924.0	924.5	0.5	<500 - 600
927.0	927.5	0.5	<500 - 520
944.5	945.0	0.5	<500 - 800
945.0	945.5	0.5	<500 - 580
945.5	946.0	0.5	<500 - 530
948.5	949.0	0.5	<500

952.5	953.0	0.5	<500 - 520
953.0	953.5	0.5	<500
953.5	954.0	0.5	<500 - 1100
954.0	954.5	0.5	<500 - 1500
956.0	956.5	0.5	<500
959.5	960.0	0.5	<500 - 840
960.0	960.5	0.5	<500
965.0	965.5	0.5	<500
966.0	966.5	0.5	<500 - 1040
966.5	967.5	1.0	<500
969.0	969.5	0.5	<500
970.0	970.5	0.5	<500 - 930
970.5	971.0	0.5	<500
972.5	973.0	0.5	<500
977.0	977.5	0.5	<500 - 520
977.5	978.0	0.5	670 - 2100
978.0	979.0	1.0	<500
979.0	979.5	0.5	<500 - 720
979.5	980.0	0.5	<500
980.5	981.0	0.5	<500
986.5	987.5	1.0	<500
999.0	999.5	0.5	<500
999.5	1000.0	0.5	<500 - 680
1005.0	1005.5	0.5	<500 - 2700
1005.5	1006.0	0.5	<500
1009.0	1009.5	0.5	<500 - 650
1011.0	1011.5	0.5	<500
1011.5	1012.0	0.5	<500 - 720
1013.5	1014.0	0.5	1000 - 2900
1014.0	1014.5	0.5	<500 - 2300
1015.5	1016.0	0.5	<500 - 720
1016.0	1016.5	0.5	<500
1016.5	1017.0	0.5	<500 - 630
1017.5	1018.0	0.5	<500
1018.0	1018.5	0.5	<500 - 970
1018.5	1019.0	0.5	<500 - 630
1024.5	1025.0	0.5	<500
1025.0	1025.5	0.5	<500 - 1150

1025.5	1026.0	0.5	<500 - 840
1026.0	1026.5	0.5	<500
1028.0	1028.5	0.5	<500 - 620
1030.0	1030.5	0.5	<500
1075.5	1076.0	0.5	<500 - 540
1082.5	1083.0	0.5	<500 - 900
1083.5	1084.0	0.5	<500
1084.0	1084.5	0.5	<500 - 1000
1084.5	1085.0	0.5	<500 - 1600
1089.5	1090.0	0.5	<500
1090.0	1090.5	0.5	<500 - 1200
1090.5	1091.0	0.5	<500 - 1400
1091.0	1091.5	0.5	2300 - 9500
1091.5	1092.0	0.5	<500 - 5900
1092.0	1092.5	0.5	<500 - 1900
1092.5	1093.0	0.5	<500 - 890
1093.0	1093.5	0.5	<500 - 1100
1093.5	1094.5	1.0	<500
1095.5	1096.0	0.5	<500 - 510
1096.0	1096.5	0.5	<500 - 750
1096.5	1097.5	1.0	<500
1097.5	1098.0	0.5	1200 - 2600
1098.0	1099.0	1.0	<500
1099.5	1100.0	0.5	<500 - 700
1100.0	1100.5	0.5	<500
1100.5	1101.0	0.5	<500 - 900
1101.0	1101.5	0.5	<500 - 1400
1101.5	1102.0	0.5	<500 - 1300
1102.0	1102.5	0.5	2200 - 34000
1102.5	1103.0	0.5	1100 - 20200
1103.0	1103.5	0.5	900 - 7900
1103.5	1104.0	0.5	500 - 1500
1104.0	1104.5	0.5	<500
1104.5	1105.0	0.5	<500 - 650
1105.0	1107.0	2.0	<500
1107.0	1107.5	0.5	<500 - 1400
1107.5	1108.0	0.5	<500 - 800
1108.0	1108.5	0.5	<500 - 650

					1108.5	1109.0	0.5	<500 - 580
					1109.0	1109.5	0.5	<500 - 870
					1109.5	1110.0	0.5	<500 - 570
					1110.0	1111.0	1.0	<500
					1111.0	1111.5	0.5	<500 - 660
					1111.5	1112.0	0.5	<500 - 570
					1112.0	1112.5	0.5	<500 - 2400
					1112.5	1113.0	0.5	<500 - 1100
					1113.0	1114.0	1.0	<500
					1116.0	1117.5	1.5	<500
					1117.5	1118.0	0.5	550 - 6500
					1118.0	1118.5	0.5	<500 - 1100
					1118.5	1119.0	0.5	<500
					1120.0	1120.5	0.5	<500
					1126.5	1127.0	0.5	<500
					1138.5	1139.0	0.5	<500
					1140.5	1141.0	0.5	<500 - 520
					1141.0	1141.5	0.5	<500
					1147.5	1148.0	0.5	<500 - 2000
					1176.0	1176.5	0.5	<500 - 2300
					1176.5	1177.0	0.5	<500
					1182.0	1182.5	0.5	<500 - 870
					1183.0	1183.5	0.5	<500
RK-26-291	59	-70	345	N/A	327.5	328.5	1.0	<500
					329.5	330.0	0.5	<500
RK-26-292	87	-75	465	111.1	172.0	172.5	0.5	<500
					173.5	174.0	0.5	<500
					174.0	174.5	0.5	<500 - 580
					174.5	175.0	0.5	<500
					187.0	187.5	0.5	<500
					201.0	202.0	1.0	<500
					203.0	203.5	0.5	<500
					203.5	204.0	0.5	<500 - 3200
					204.0	204.5	0.5	<500 - 650
					204.5	205.0	0.5	<500 - 2500
					205.0	205.5	0.5	<500 - 1000
					205.5	206.5	1.0	<500
					211.0	211.5	0.5	<500

211.5	212.0	0.5	<500 - 780
215.0	215.5	0.5	<500 - 710
215.5	216.0	0.5	<500
235.5	236.5	1.0	<500
237.5	238.0	0.5	<500
243.5	244.0	0.5	<500
244.0	244.5	0.5	<500 - 750
246.5	247.0	0.5	<500 - 700
247.0	248.0	1.0	<500
282.5	283.0	0.5	<500
284.5	286.0	1.5	<500
287.0	287.5	0.5	<500
287.5	288.0	0.5	500 - 1200
288.0	288.5	0.5	<500 - 560
288.5	289.5	1.0	<500
289.5	290.0	0.5	<500 - 600
290.0	291.0	1.0	<500
296.0	296.5	0.5	<500
296.5	297.0	0.5	<500 - 600
300.0	300.5	0.5	<500 - 550
301.0	301.5	0.5	<500 - 610
302.0	302.5	0.5	<500
302.5	303.0	0.5	<500 - 1100
303.5	304.0	0.5	<500
304.0	304.5	0.5	<500 - 580
304.5	305.0	0.5	<500 - 670
305.0	305.5	0.5	<500
306.0	306.5	0.5	<500
306.5	307.0	0.5	<500 - 550
307.5	308.0	0.5	<500 - 740
308.0	308.5	0.5	<500
308.5	309.0	0.5	<500 - 1140
309.0	309.5	0.5	<500 - 1500
309.5	310.0	0.5	<500 - 1000
310.0	311.0	1.0	<500
311.0	311.5	0.5	<500 - 680
311.5	312.5	1.0	<500
312.5	313.0	0.5	<500 - 650

319.0	319.5	0.5	<500 - 3080
319.5	320.0	0.5	<500 - 1070
320.0	320.5	0.5	500 - 1890
320.5	321.0	0.5	<500
321.5	322.0	0.5	<500
333.5	334.0	0.5	<500
335.5	336.0	0.5	<500
336.5	337.0	0.5	<500
337.5	338.0	0.5	<500
338.5	339.0	0.5	<500
339.0	339.5	0.5	880 - 11000
339.5	340.0	0.5	1500 - 5080
340.0	340.5	0.5	<500 - 750
340.5	341.0	0.5	<500
341.5	342.0	0.5	<500
342.5	343.0	0.5	<500
349.5	350.0	0.5	<500
355.0	355.5	0.5	<500 - 680
357.5	358.0	0.5	<500 - 920
358.0	358.5	0.5	<500
358.5	359.0	0.5	<500 - 580
359.0	359.5	0.5	<500 - 1320
367.5	368.5	1.0	<500
369.5	370.0	0.5	<500
384.0	384.5	0.5	<500
386.0	386.5	0.5	<500
387.0	390.0	3.0	<500
390.0	390.5	0.5	<500 - 520
390.5	391.0	0.5	<500 - 650
391.0	391.5	0.5	<500
394.5	395.0	0.5	<500
395.5	396.0	0.5	<500
399.0	399.5	0.5	600 - 5200
403.5	404.0	0.5	<500 - 1100
404.0	404.5	0.5	640 - 900
404.5	405.0	0.5	<500 - 920
405.0	405.5	0.5	<500
405.5	406.0	0.5	<500 - 700

					407.0	407.5	0.5	<500 - 1300
					407.5	408.0	0.5	<500
					408.5	409.5	1.0	<500
					415.5	416.0	0.5	<500 - 650
					416.0	417.0	1.0	<500
					422.0	423.0	1.0	<500
					423.0	423.5	0.5	520 - 1250
					423.5	424.0	0.5	1400 - 9000
					424.0	424.5	0.5	1800 - 12600
					424.5	426.0	1.5	<500
					426.5	428.5	2.0	<500
					430.0	430.5	0.5	<500 - 2000
					430.5	431.0	0.5	<500 - 670
					431.0	431.5	0.5	<500 - 1200
RK-26-293	272	-70	1104	110.7	957.0	957.5	0.5	<500 - 700
					980.0	980.5	0.5	<500 - 750
					980.5	981.0	0.5	1000 - 6300
					982.0	990.5	8.5	<500
					998.0	998.5	0.5	<500 - 2300
					998.5	999.5	1.0	<500
					999.5	1000.0	0.5	<500 - 2000
					1000.5	1001.0	0.5	<500 - 1000
					1001.0	1001.5	0.5	<500
					1001.5	1002.0	0.5	500 - 10000
					1002.0	1002.5	0.5	500 - 600
					1002.5	1003.0	0.5	<500
					1003.0	1003.5	0.5	800 - 1000
					1003.5	1004.0	0.5	500 - 10200
					1004.0	1004.5	0.5	<500 - 700
					1004.5	1005.0	0.5	<500
					1005.0	1005.5	0.5	<500 - 1000
					1005.5	1006.0	0.5	920 - 24500
					1006.0	1006.5	0.5	<500 - 750
					1006.5	1007.5	1.0	<500
					1007.5	1008.0	0.5	2000 - 58000
					1008.0	1008.5	0.5	2200 - 6500
					1008.5	1009.0	0.5	<500 - 10100
					1010.0	1010.5	0.5	<500 - 720

1010.5	1011.0	0.5	3300 - 38000
1011.0	1011.5	0.5	9000 - 35000
1011.5	1012.0	0.5	1300 - 28000
1012.0	1012.5	0.5	<500 - 920
1012.5	1012.6	0.1	19000 - 50000
1012.6	1012.7	0.1	>61000
1012.7	1013.0	0.3	1700 - 8000
1013.0	1014.0	1.0	<500
1017.5	1018.0	0.5	<500 - 1070
1018.0	1018.5	0.5	<500 - 940
1018.5	1019.0	0.5	<500 - 5200
1021.0	1021.5	0.5	970 - 8000
1021.5	1022.0	0.5	620 - 7200
1022.0	1022.5	0.5	<500 - 6670
1022.5	1023.0	0.5	540 - 6500
1023.0	1023.5	0.5	<500 - 1600
1023.5	1024.0	0.5	<500 - 1740
1024.0	1024.5	0.5	<500 - 1020
1024.5	1025.0	0.5	500 - 7000
1025.0	1025.5	0.5	600 - 1500
1025.5	1026.0	0.5	<500 - 600
1026.0	1026.5	0.5	700 - 5000
1026.5	1027.0	0.5	1000 - 7000
1027.0	1027.5	0.5	1000 - 5000
1027.5	1028.0	0.5	<500 - 6000
1028.0	1028.5	0.5	<500 - 3000
1028.5	1029.0	0.5	<500
1029.0	1029.5	0.5	<500 - 1000
1029.5	1030.0	0.5	<500 - 700
1030.0	1030.5	0.5	<500
1030.5	1031.0	0.5	<500 - 1300
1031.0	1031.5	0.5	900 - 4000
1031.5	1032.0	0.5	900 - 8000
1032.0	1032.5	0.5	4000 - 8000
1032.5	1033.0	0.5	<500 - 800
1033.0	1033.5	0.5	<500
1033.5	1034.0	0.5	<500 - 2400
1034.0	1034.5	0.5	1000 - 5000

					1034.5	1035.0	0.5	1200 - 4400
					1035.0	1035.5	0.5	<500 - 740
					1035.5	1036.0	0.5	<500 - 4500
					1036.0	1036.5	0.5	740 - 5600
					1036.5	1037.0	0.5	<500 - 610
					1037.0	1037.5	0.5	<500 - 540
					1037.5	1038.0	0.5	<500 - 2300
					1038.0	1039.5	1.5	<500
					1039.5	1040.0	0.5	<500 - 3800
					1040.0	1040.5	0.5	1700 - 4000
					1040.5	1041.0	0.5	900 - 3000
					1041.0	1041.5	0.5	<500
					1041.5	1042.0	0.5	1500 - 14000
					1042.0	1042.5	0.5	500 - 1700
					1042.5	1043.0	0.5	<500 - 550
					1043.0	1043.5	0.5	<500 - 530
					1043.5	1044.0	0.5	700 - 2300
					1049.0	1049.5	0.5	<500 - 810
					1049.5	1050.0	0.5	<500
					1050.0	1050.5	0.5	<500 - 580
					1050.5	1051.0	0.5	<500 - 1400
					1051.5	1052.0	0.5	<500
					1052.0	1052.5	0.5	<500 - 890
					1052.5	1053.0	0.5	<500
					1053.0	1053.5	0.5	<500 - 1800
					1053.5	1054.0	0.5	<500
					1058.0	1058.5	0.5	<500 - 750
					1058.5	1059.0	0.5	<500
					1065.5	1066.0	0.5	<500
RK-26-294	293	-60	813	113.8	645.0	645.5	0.5	<500 - 730
					645.5	646.0	0.5	<500 - 580
					646.0	647.0	1.0	<500
					647.0	647.5	0.5	<500 - 670
					647.5	650.0	2.5	<500
					650.0	650.5	0.5	<500 - 650
					652.0	652.5	0.5	500 - 5000
					652.5	653.0	0.5	580 - 1600
					653.0	653.5	0.5	<500 - 620

653.5	655.0	1.5	<500
655.0	655.5	0.5	<500 - 650
655.5	656.0	0.5	5400 - 16000
656.0	656.5	0.5	1500 - 10000
656.5	656.9	0.4	15000 - 55000
656.9	658.4	1.5	>61000
658.4	658.5	0.1	17000 - 25000
658.5	658.8	0.3	600 - 15000
658.8	659.0	0.2	>61000
659.0	659.5	0.5	7000 - 55000
659.5	660.0	0.5	2000 - 5300
660.0	660.5	0.5	<500 - 2300
660.5	661.0	0.5	<500
661.0	661.5	0.5	<500 - 1050
661.5	662.6	1.1	<500
662.6	662.7	0.1	>61000
662.7	663.0	0.3	<500
663.0	663.5	0.5	<500 - 17900
663.5	663.8	0.3	>61000
663.8	663.9	0.1	900 - 1200
663.9	664.2	0.3	>61000
664.2	664.3	0.1	10000 - 20000
664.3	664.6	0.3	>61000
664.6	664.9	0.3	5800 - 41800
664.9	665.0	0.1	>61000
665.0	665.1	0.1	29500 - 56000
665.1	665.4	0.3	>61000
665.4	665.5	0.1	900 - 1200
665.5	666.0	0.5	2100 - 31300
666.0	666.5	0.5	<500 - 1200
666.5	667.0	0.5	<500 - 1200
667.0	667.5	0.5	1200 - 6000
667.5	668.0	0.5	<500 - 1200
668.0	670.5	2.5	<500
670.5	671.0	0.5	<500 - 900
671.0	671.5	0.5	<500 - 1100
671.5	672.0	0.5	800 - 8500
672.0	672.5	0.5	<500

					674.0	674.5	0.5	<500
					674.5	675.0	0.5	<500 - 600
					675.0	676.0	1.0	<500
					678.5	679.5	1.0	<500
					679.5	680.0	0.5	<500 - 620
					721.5	722.0	0.5	<500 - 2300
					742.5	743.0	0.5	<500 - 910
					743.0	743.5	0.5	500 - 2600
					743.5	744.0	0.5	<500
RK-26-294c1	293	-60	537	N/A	No Significant Intersections
RK-26-294c2	293	-60	768	N/A	643.5	644.0	0.5	<500 - 650
					644.0	644.5	0.5	<500
					644.5	645.0	0.5	<500 - 12000
					658.0	658.5	0.5	<500 - 1700
					666.0	667.0	1.0	<500
					675.5	676.0	0.5	<500 - 1000
					677.0	677.5	0.5	<500 - 2100
					677.5	678.5	0.5	<500
					678.5	679.0	0.5	<500 - 650
					679.0	679.5	0.5	<500 - 800
					679.5	680.0	0.5	<500 - 15800
					680.0	680.5	0.5	<500 - 11000
					680.5	681.0	0.5	600 - 5150
					681.0	681.5	0.5	500 - 3600
					681.5	682.0	0.5	<500 - 2800
					682.0	682.5	0.5	<500
					683.0	683.5	0.5	<500 - 900
					683.5	684.0	0.5	<500 - 8300
					684.0	684.5	0.5	<500 - 1300
					684.5	685.0	0.5	500 - 5100
					685.0	685.5	0.5	<500
					687.5	688.0	0.5	<500 - 3400
					689.0	689.5	0.5	<500
					689.5	690.0	0.5	<500 - 1000
					691.0	691.5	0.5	<500 - 1050
					691.5	692.0	0.5	<500
					692.0	692.5	0.5	<500 - 5600
					692.5	693.0	0.5	<500 - 1300

					693.0	693.5	0.5	<500 - 5650
					693.5	694.0	0.5	1650 - 8700
					694.0	694.5	0.5	2600 - 56400
					694.5	695.0	0.5	3200 - 13800
					695.0	695.5	0.5	600 - 13800
					695.5	696.0	0.5	600 - 6300
					696.0	696.5	0.5	<500 - 900
					697.0	697.5	0.5	<500 - 4000
					698.0	698.5	0.5	650 - 7500
					698.5	699.0	0.5	2600 - 11000
					699.0	699.5	0.5	2200 - 26700
					699.5	700.0	0.5	600 - 13600
					700.0	700.5	0.5	<500 - 680
					700.5	701.5	0.5	<500
					701.5	702.0	0.5	<500 - 940
					702.0	702.5	0.5	1100 - 4000
					703.5	704.0	0.5	<500 - 5200
					704.0	704.5	0.5	<500 - 54000
					721.0	721.5	0.5	<500 - 3200
					722.5	723.0	0.5	<500
					735.5	736.0	0.5	<500 - 2100
					755.0	755.5	0.5	<500
RK-26-295	265	-65	519	117.0	No Significant Intersections
RK-26-296	69	-73	546	104.9	322.0	322.5	0.5	<500
					323.0	323.5	0.5	<500
					333.0	333.5	0.5	<500 - 600
					333.5	334.0	0.5	<500
					340.0	340.5	0.5	<500
					352.5	353.0	0.5	<500
					354.5	355.0	0.5	<500
					355.0	355.5	0.5	<500 - 700
					355.5	356.0	0.5	<500 - 700
					356.0	357.0	1.0	<500
					370.0	370.5	0.5	<500
					370.5	371.0	0.5	<500 - 1100
					371.5	372.0	0.5	<500 - 2000
					372.0	372.5	0.5	<500 - 1100
					372.5	373.0	0.5	<500 - 900

373.0	373.5	0.5	<500 - 1000
373.5	374.5	1.0	<500
374.5	375.0	0.5	<500 - 600
375.0	376.0	1.0	<500
376.0	376.5	0.5	<500 - 4800
376.5	377.0	0.5	500 - 12500
377.0	377.5	0.5	800 - 6800
377.5	378.0	0.5	600 - 2100
378.0	378.5	0.5	<500 - 3100
378.5	379.0	0.5	<500 - 2500
389.5	391.0	1.5	<500
392.0	392.5	0.5	<500 - 800
393.5	394.5	1.0	<500
408.5	409.0	0.5	<500
409.5	410.0	0.5	<500
417.0	417.5	0.5	<500 - 850
417.5	418.0	0.5	<500
420.5	421.0	0.5	<500
421.0	421.5	0.5	<500 - 1200
421.5	422.0	0.5	<500
423.5	425.0	1.5	<500
425.0	425.5	0.5	1000 - 6900
425.5	426.0	0.5	<500 - 730
426.0	426.5	0.5	<500
426.5	427.0	0.5	<500 - 700
427.0	427.5	0.5	5000 - 30000
427.5	427.9	0.4	>61000
427.9	428.0	0.1	29200 - 34000
428.0	428.5	0.5	10000 - 20000
428.5	429.0	0.5	6300 - 46000
429.0	429.5	0.5	4500 - 28000
429.5	430.0	0.5	2500 - 10200
430.0	430.5	0.5	<500 - 3100
430.5	431.0	0.5	<500 - 1150
431.0	432.0	1.0	<500
438.5	439.0	0.5	<500
439.5	440.0	0.5	<500 - 520
440.0	441.0	1.0	<500

441.0	441.5	0.5	<500 - 700
441.5	442.0	0.5	<500
442.0	442.5	0.5	600 - 1800
442.5	443.0	0.5	<500 - 650
444.0	445.0	1.0	<500
445.0	445.5	0.5	600 - 1100
445.5	446.0	0.5	<500 - 1250
446.0	446.5	0.5	<500 - 550
446.5	449.5	3.0	<500
449.5	450.0	0.5	500 - 2000
450.0	450.5	0.5	<500 - 750
450.5	451.0	0.5	<500 - 650
451.0	451.5	0.5	<500 - 800
451.5	452.0	0.5	<500 - 780
452.0	452.5	0.5	<500
452.5	453.0	0.5	<500 - 1250
453.0	454.0	1.0	<500
471.5	472.0	0.5	<500 - 800
472.0	472.5	0.5	600 - 1750
472.5	473.0	0.5	700 - 3300
473.0	473.5	0.5	650 - 1420
473.5	474.0	0.5	<500 - 800
474.0	474.5	0.5	<500 - 1350
474.5	475.0	0.5	<500
495.5	496.0	0.5	<500 - 520
496.0	496.5	0.5	<500 - 760
496.5	497.0	0.5	<500
503.0	503.5	0.5	<500 - 530
503.5	504.0	0.5	<500 - 840
512.0	512.5	0.5	<500
513.0	514.0	1.0	<500
517.0	518.0	1.0	<500
518.0	518.5	0.5	<500 - 810
518.5	520.5	2.0	<500
540.5	541	0.5	<500 - 1100
544.5	545	0.5	<500
  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps (counts per second) readings by gamma spectrometer type RS-125.

  "High-grade" refers to >10,000 cps readings by gamma spectrometer type RS-125.
  "Anomalous" means >500 cps readings by gamma spectrometer type RS-120.
  Where "CPS Range" is <500 cps, this refers to local low radioactivity within the overall interval.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to PCE mineralization, scale and grade, the anticipated effects of completed drill results on PCE, the addition of a fifth drill rig at PCE, completion of the 2026 summer drilling program at PCE, receipt and release of the results and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including, among others, that the results of planned exploration activities are as anticipated, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's most recently filed Annual Information Form and NexGen's annual report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ and EDGAR.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by the forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.